Filed by Rockville Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: United Financial Bancorp, Inc.
SEC Registration Statement No.: 000-52947

A Strategic Merger of Equals Making a New Bank, United
Talking Points for Employees

 Let’s Celebrate the Great News with Customers:
•	This merger of two great community banks is wonderful news for our customers, shareholders, employees and the communities we serve. We’ve created a new bank, United.

•
You will be pleased to know that just like Rockville Bank, United Bank shares the same values and commitment to community banking that we do: superior customer service, employees engaged in the community and a strong commitment to excellence.

Explain the Strategic Rationale for the Merger:
•
This is a strategic merger of equals: two strong, independent-minded community banks with similar legacies that will ultimately create the new premier community bank in New England. We are still the community bank you can trust for your banking needs and we will always be the community bank that is a far better alternative to the big banks.

•
We will now have the scale and ability to deliver new and existing customers the best products and services, offer customers advanced banking technology solutions and ultimately provide over 50 retail banking locations in Connecticut and Massachusetts for customers.

    Tell them about the current United Bank:
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United Bank is a federally-chartered, $2.4 billion public company headquartered in West Springfield, Massachusetts. They have 37 branch locations throughout Western and Central Massachusetts and Hartford, Tolland and New Haven Counties in Connecticut. Like Rockville, United is known for taking care of its customers and has been doing business in the Springfield area since 1882.

   Be Honest and Understanding:
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We understand that changing our name to United Bank might be difficult for some customers. But we want you to know that although we will have a new United name, we remain a community bank with an unwavering commitment to superior customer service and overwhelming generosity to the communities where we live and work – and this will only grow stronger under this merger.

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You can continue to do your banking as you normally would as a customer of Rockville Bank. We will make sure we give you ample notification when changes will occur. This merger will take many months to complete.

•	This will be about two way communication – we are here to listen to our customers and we will share information about the merger when we can.

860-291-3600             rockvillebank.com           800-871-1859